December 3, 2025

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Mr. Chris Edwards

Re:	Addex Therapeutics Ltd
Acceleration Request for Registration Statement on Form F-3
File No. 333-291644

Acceleration Request
	Requested Date:	December 5, 2025
	Requested Time:	4:15 p.m., Eastern Time

Dear Mr. Edwards:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Addex Therapeutics Ltd (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to December 5, 2025, at 4:15 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Kristopher Brown at (212) 813-8821.

If you have any questions regarding this request, please contact Kristopher Brown of Goodwin Procter LLP at (212) 813-8821.

Sincerely,

ADDEX THERAPEUTICS LTD

/s/ Tim Dyer
Tim Dyer
Chief Executive Officer

cc:	Kristopher Brown, Esq., Goodwin Procter LLP Justin Platt, Esq., Goodwin Procter LLP